SUPER CHAMP GROUP LIMITED
Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands

May 26, 2010

Michael Clampitt, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Super Champ Group Limited
Registration Statement on Form 20-F
File No. 000-53940
Filed April 12, 2010

Dear Mr. Clampitt:

We are today filing amendment No. 1 to the above captioned registration statement.  I am writing in response to your letter dated May 5, 2010.  The Staff’s comments are set forth and indented below, each followed by our response.

Registration Statement on Form 20-F filed April 12, 2010

General

1.
Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1034, even if we have not completed the review process of your filing.  If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Response to Comment 1

We have noted your comment.

Item 3.  Key Information, page 1

Risk Factors, page 2

2.
Several of your risk factors make statements that you “cannot assure” that a given event might happen.  Revise your risk factors to eliminate this type of language.  The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Response to Comment 2

As suggested, we have revised the risk factors to replace the “cannot assure” language with affirmative explanations of risk.

There may be conflicts of interest between…page 2

3.
Please revise the caption and discussion to ensure they are specific to your current managers and control persons and include discussion here and in the factors discussed under “Business Overview” of the other blank check companies that these persons are involved.

Response to Comment 3

As suggested, we have revised the heading and the text of this comment to include specific information regarding Wei Guo’s conflicts of interest.

If we are deemed to be a foreign private investment company … page 4

4.	State whether you believe that you may currently be considered a foreign private investment company and ensure that you discuss all the associated material risks.

Response to Comment 4

As suggested, we have modified the risk factor to disclose our belief as to whether the Company is a foreign private investment company, and discussed the associated material risks.

The rights of our shareholders are not as extensive as those …. page 5

5.
Define the term “willful malfeasance” in plain English and clarify how directors “not acting honestly and in good faith and in the best interests of the corporation” is distinct from typical corporate law requirements in the United States.

Response to Comment 5

The risk factor that is the subject of this comment has been removed.  As disclosed on page 14, management believes that it has structured the Company’s memorandum and articles of association in such a way that the rights afforded to shareholders of the Company do not differ from the rights afforded to a shareholder of a Delaware corporation in any material respect.  The risk factor was inconsistent with that representation and, therefore, has been removed.

6.	Here or in a separate risk, include discussion of whether United States shareholders can bring actions or get judgments enforced in the British Virgin Islands.

Response to Comment 6

In lieu of the risk factor identified in Comment 5, we have inserted a risk factor regarding the risk of limited legal remedies.

The protection available to the Company’s shareholders may …, page 5

7.	Make clear whether United States shareholders would not be afforded the same protections as in the United States.

Response to Comment 7

The risk factor referenced in this comment has been removed, for the reasons set forth in our response to Comment 5 and because the second sentence of the risk factor, which refers to the priority of the corporate organizational documents over private contract is a matter of law rather than a risk.

Our status as a foreign private issuer entitles us to …, page 5

8.
Please remove this risk factor because it applies to all foreign private issuers.  Additionally, please revise your disclosure under “Reports to security holders” beginning on page 7 to include discussion of the information currently included in this risk factor.  Ensure that your revisions discuss the reports and information you plan to provide, the information you expect not to provide, and a comparison of what is required under British Virgin Islands laws.

Response to Comment 8.

As suggested, we have removed the risk factor regarding foreign private issuer status.  We have also modified the disclosure on page 7 titled “reports to security holders” to describe specifically the reports and statements required of domestic issuers that we expect not to provide.

We cannot assure you that following a business combination …, page 6

9.	Specify the SEC rule to which you reference and ensure you have included all associated material conditions and consequences.

Response to Comment 9

The SEC rule referred to in this risk factor is the set of rules applicable to “penny stock.”  Upon reflection, it is premature to set forth the application of the penny stock rules as a risk, since we cannot predict the circumstances under which trading in our ordinary shares may commence.  Accordingly, we have removed that portion of the risk factor.

Item 4.  Information on the Company, page 6

10.
Please provide more detail as to how the company intends to search for a target company, addressing matters such as, how the search will be conducted and by whom.  And, noting that other blank check companies have been formed by Mr. Guo, how will it be determined which blank check company will be the first to merge.

Response to Comment 10

As suggested, on pages 7 and 8 we have substantially revised the discussion headed “Form of Acquisition” to disclose the manner in which the target company will be acquired, and to disclose the existence and relevance of other blank check companies controlled by Wei Guo.

11.
Please disclose whether you intend to provide shareholders with complete disclosure regarding a target company and its business, including audited financial statements, prior to any merger or acquisition.

Response to Comment 11

As suggested, disclosure has been made on page 8 of the information that will be provided to shareholders prior to the acquisition.

Reports to security holders, page 7

12.
Please revise your disclosure here or under “Documents on Display” on page 14 to state whether you plan to have your annual accounts, auditors’ reports and other information may be available in the U.S. for inspection by U.S. investors.  Refer to Item 10.H of Form 20-F.

Response to Comment 12

As suggested, we have disclosed in subsection “a” under the heading “Reports to security holders” that the Company does not intend to make documents available for inspection by investors in the U.S.

Business Overview, page 8

13.	Include discussion, to the extent possible, of the principal markets you expect to consider. Please see Items 4.B.2, 4.B.7 and 4.B.8 of Form 20-F.

Response to Comment 13

We have added to the “Business Overview” section disclosure that the Company has not delimited any markets in which it intends to seek acquisition targets.

Property, Plants and Equipment, page 9

14.
Reconcile your disclosure here with the information provided in note 5 of the financial statements.  Tell us with a view towards disclosure whether you have an agreement or expect to provide reimbursement for your current office space.  Please see Item 4.D of Form 20-F.

Response to Comment 14.

The disclosure on page 9 has been modified to correspond to Note 5 of the financial statements.  There is no agreement between the Company and Wei Guo regarding reimbursement for office space, nor does Mr. Guo expect to receive reimbursement for the office space currently used by the Company.

Item 6.  Directors, Senior Management and Employees

Compensation, page 11

15.
Clarify whether directors would begin receiving fees on December 31, 2011 or December 31, 2012.  Make clear whether your current shareholder will pay these fees in the event that you do not obtain funds from other sources.

Response to Comment 15

As suggested, we have clarified the date on which directors will first be entitled to a fee, and disclosed that payment of the fee will be funded by our controlling shareholder if an acquisition has not then been completed.

Item 10.  Additional Information

Share Capital, Page 13

16.	Provide the information required by Item 10.A of Form 20-F.

Response to Comment 16

As suggested, the “Share capital” section has been modified to comply with Item 10.A of Form 20-F.

17.	Please ensure that you have included discussion of all material provisions of Exhibit 1.2.

Response to Comment 17

As suggested, Item 10.B has been modified to summarize all material provisions of the Memorandum and Articles of Association.

Directors, page 13

18.	Please revise to make clear what constitutes a quorum.

Response to Comment 18

As suggested, the requirements for a quorum of directors have been set forth in the first paragraph under the heading “Directors.”

Financial Statements

General

19.	Please revise to label your financial statements as those of a development stage entity. Refer to ASC 915-205-45-4.

Response to Comment 19

As suggested, the financial statements have been labeled as those of a development stage entity.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

20.
We note your disclosure that future revenues will be derived principally from software enhancements and advertising to cellular telephone services.  This disclosure appears to be inconsistent with other disclosures made throughout your filing that indicate that you have not yet identified specific acquisition targets.  Please revise to address this inconsistency.

Response to Comment 20

The sentence identified in this comment was inadvertently included in the Notes as pentimento from the cut-and-paste process.  It has been removed.

ACKNOWLEDGEMENT

The undersigned, as Chief Executive Officer of Super Champ Group Limited, hereby acknowledges that:

-	Super Champ Group Limited is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Super Champ Group Limited may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wei Guo

Wei Guo
Chief Executive Officer